MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

March 9, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Amendment No. 16 to the Registration Statement on Form N-1A for MFS Series Trust XIV (the "Trust") on behalf of MFS Institutional Money Market Portfolio (the "Fund") (File No. 811-22033)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of February 22, 2021, on the above-mentioned amendment filed with the Securities and Exchange Commission (the "SEC") on December 28, 2020 (the "Amendment"). Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Amendment.

1.	Comment:	Page 2 of the Part B describes a memorandum of understanding ("MOU") between MFS and certain non-U.S. advisory affiliates of MFS (the "Participating Affiliates") pursuant to which MFS may use the resources of the Participating Affiliates in rendering investment advisory services to the Fund. Please (i) identify the Participating Affiliates that are parties to the MOU and (ii) confirm that the investment advisory activities conducted by personnel of the Participating Affiliates are consistent with SEC Staff guidance in this area.

Response:
Currently the following entities are Participating Affiliates under the MOU: MFS International (U.K.) Limited; MFS Investment Management Company (Lux) S.à r.l.; MFS Investment Management K.K.; MFS Investment Management Canada Limited; MFS

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Securities and Exchange Commission
March 9, 2021

International Singapore Pte. Ltd.; MFS International (Hong Kong) Limited; MFS do Brasil Desenvolvimento de Mercado Ltda; and MFS International Australia Pty Ltd.  The specific names of the Participating Affiliates are disclosed in MFS' Form ADV Part 2A.  We do not believe that it would be helpful to shareholders of the Fund to disclose the specific list of Participating Affiliates in the Part B when providing a brief description of the MOU.  We confirm that the activities of Participating Affiliate investment personnel under the MOU are consistent with SEC Staff guidance in this area.

2.	Comment:	The "MANAGEMENT OF THE FUND - Investment Adviser" section of the Part B includes the following disclosure: "[w]hen executing orders, MFS may aggregate multiple orders for the same instrument into a single trade as long as aggregation is unlikely to work to the overall disadvantage of any participating account over time." Please clarify how the adviser complies with its fiduciary duty to each account when aggregating trades.

Response:
We believe that the disclosure referenced in Comment 2 is consistent with the Staff's guidance in the SMC Capital SEC No-Action Letter (pub. avail. September 5, 1995) ("SMC Letter") including, for example, that the standards by which an investment adviser aggregates trade orders minimize the risk that any particular account could be "systematically advantaged or disadvantaged."  We believe that MFS' current policies and procedures regarding trade aggregation are designed to promote the fair and equitable treatment of all accounts over time.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

TIFFANY KO
Tiffany Ko
Counsel
MFS Investment Management

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